November 4, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Chemical and Mining Company of Chile, Inc. Form 20-F for the Year Ended December 31, 2015 Filed April 21, 2016 File No. 033-65728

Ladies and Gentlemen:

Sociedad Química y Minera de Chile S.A. (“SQM”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) (“Chemical and Mining Company of Chile” or the “Company”), transmitted herewith responds to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 24, 2016 in connection with the Annual Report on Form 20-F of the Chemical and Mining Company of Chile for the fiscal year ended December 31, 2015 that was filed on April 21, 2016 (the “Form 20-F”). Set forth below are the Staff’s comments (in bold face type) followed the Company’s responses.

References to “we,” “us” and “our” in the responses set forth below are to Sociedad Química y Minera de Chile S.A., unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F.

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SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

5.A. Operating Results

Results of Operations - 2015 Compared to 2014, page 76

1.	In your discussion of your results of operations for 2015 compared to 2014, and 2014 compared to 2013, you provide a discussion of your revenues for each of your reportable segments as disclosed in Note 25 to your financial statements but provide no discussion of the related cost of sales for each segment or of the profitability measure used by your chief operating decision maker (“CODM”) for purposes of making decisions regarding the allocation of resources to your segments or for assessing segment performance pursuant to paragraph 5(b) of IFRS 8. Based on the disclosures included in Note 25 to your financial statements, it appears that the measure of segment performance used by your CODM for the purposes outlined in 5(b) of IFRS 8 is income or loss before taxes of your segments. Please revise Note 25 in future filings to disclose the profitability measure used by your CODM for purposes of making decisions regarding the allocation of resources to your segments and for assessing segment performance. Also, please revise your discussion of your results of operations in Item 5.A. for each period presented in your financial statements to discuss and quantify the factors responsible for changes in the costs of sales and income or loss before taxes for each of your segments.

Response:

In response to the Staff’s comment, SQM supplementally advises the Staff as follows:

We will revise note 25 in future filings to disclose the profitability measures used by our CODM for the purposes of making decisions regarding the allocation of resources to our segments and for assessing segment performance. In future filings, we will also revise the discussion of our results of operations in Item 5.A for each period presented in our financial statements to discuss and quantify the factors responsible for changes in the cost of sales and income or loss before taxes in each of our segments.

Note 25 Operating Segments, page F-168

2.	You disclose on page F-169 that the information reported for your segments is extracted from the Company’s consolidated financial statements and therefore you are not required to prepare reconciliations between this data and your results of operations before income tax expense and discontinued operations as required by paragraph 28 of IFRS 8. However, based on your segment results presented for the fiscal years ended December 31, 2015 and 2014 on pages F-170 and F-171 and F-173 and F-174, we note that income before tax, net income from continuing operations and net income for both 2015 and 2014, and also your income tax expense for 2014, do not agree to the amounts reflected in your consolidated statements of income included on page F-5. Please reconcile and revise these amounts for consistency in future filings or alternatively, revise the notes to your financial statements to include the reconciliations required by paragraph 28(b) of IFRS 8.

Response:

In response to the Staff’s comment, SQM advises the Staff as follows:

In future filings, the Company will revise the notes to its financial statements to reflect the proper disclosure of information in note 25.2: Operating Segment Disclosures, related to the income before tax, net income from continuing operations and net income for both 2015 and 2014, and also the income tax expense for 2014.

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The segment information in the notes of future financial statements will be revised to reflect the following information:

1.	Income before tax for fiscal year ended December 31, 2014 of ThUS$404,964.

2.	Net income from continuing operations for fiscal year ended December 31, 2014 of ThUS$244,278.

3.	Net Income for fiscal year ended December 31, 2014 of ThUS$244,278.

4.	Income tax expense for fiscal year ended December 31, 2014 of ThUS$160,686.

5.	Income before tax for fiscal year ended December 31, 2015 of ThUS$308,286.

6.	Net income from continuing operations for fiscal year ended December 31, 2015 of ThUS$224,520.

7.	Net Income for fiscal year ended December 31, 2015 of ThUS$224,520.

The Company will make a consistent change to ensure that in future filings the information in note 25.2: Operating Segment Disclosures is consistent with the information reflected in the consolidated statements of income.

Note 27 Income tax and deferred taxes

27.4 Income tax and deferred taxes, page F-186

3.	In the tables on page F-192 and F-193 reflecting your current and deferred income tax expense, and in the reconciliation of your tax expense at the legal rate to the effective rate on page F-195, you disclose income tax expense of $108,382 for the year ended December 31, 2014. This amount does not agree to the tax expense for the year ended December 31, 2014 reflected in your consolidated statement of income for the period of $160,686 included on page F-5. Please reconcile and revise these amounts in future filings.

Response:

In response to the Staff’s comment, SQM supplementally advises the Staff as follows:

In future filings, the Company will revise the notes to its financial statements to reflect the proper disclosure of the 2014 tax expense and the 2014 tax expense when using the effective tax rate.

The information in the notes of future financial statements will be revised to reflect an income tax expense for the fiscal year ended December 31, 2014 of ThUS$160,686 and an income tax expense using the effective tax rate for the fiscal year ended December 31, 2014 of ThUS$160,686.

The Company will make a consistent change to ensure that in future filings the information related to the tax expense and tax expense using the effective tax rate is consistent with the information reflected in the consolidated statements of income.

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Should you have any questions or comments concerning the Form 20-F, please contact our legal counselor J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

	By:	/s/ Ricardo Ramos
Name: Ricardo Ramos
Title: CFO & Vice-President of Corporate Services
Date: November 4, 2016

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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